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SEC SECURI[...]ION

SEC
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Section
MAR 2 1 2019
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2018** (MM/DD/YY) AND ENDING **DECEMBER 31, 2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **RAPHAEL ARYEH AND ASSOCIATES**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141-51 72ND CRESCENT
(No. and Street)

FLUSHING	**NY**	**11367**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RAPHAEL ARYEH **718-263-4852**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

RMS

OATH OR AFFIRMATION

I, RAPHAEL ARYEH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or RAPHAEL ARYEH AND ASSOCIATES, as of DECEMBER 31, 2018 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Raphael Aryeh
Signature

GENERAL PARTNER
Title

Public Notary

ARTHUR J. HOROWITZ
Notary Public, State of New York
No. 01HO6258384
Qualified in Nassau County
Commission Expires March 26, 20 20

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Raphael Aryeh And Associates
(A Partnership)

Financial Statements

December 31, 2018

RAPHAEL ARYEH AND ASSOCIATES

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Partners' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplemental Information	
Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4)	9
Schedule II - Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	10

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners'
of Raphael Aryeh & Associates

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Raphael Aryeh & Associates as of December 31, 2018, the related statement of operations, changes in partners' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Raphael Aryeh & Associates as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility Raphael Aryeh & Associates' management. Our responsibility is to express an opinion on Raphael Aryeh & Associates' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Raphael Aryeh & Associates in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, and II (see page numbers 9, & 10) have been subjected to audit procedures performed in conjunction with the audit of Raphael Aryeh & Associates' financial statements. The supplemental information is the responsibility of Raphael Aryeh & Associates' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Raphael Aryeh & Associates' auditor since 2010 to 2016 and 2018.

Maitland, Florida

March 12, 2019

Raphael Aryeh And Associates
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2018

ASSETS		
Assets:		
Cash and cash equivalents	$	296,146
Accounts receivable		25,214
Vehicle (net of accumulated depreciation)		20,140
	$	341,500
LIABILITIES AND PARTNERS' EQUITY		
Liabilities:		
Accrued expenses	$	958
		958
Partners' equity:		340,542
	$	341,500

The accompanying notes are an integral part of these financial statements.

Raphael Aryeh And Associates

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2018

Revenues:		
Advisory fees	$	48,836
Commissions		25,537
Interest income		348
Total revenues		74,721
Expenses:		
Pension		12,375
Property taxes		742
Regulatory fees and expenses		2,208
Telephone and communications		3,195
Other operating expenses		36,881
Total expenses		55,401
Net income	$	19,320

The accompanying notes are an integral part of these financial statements.

Raphael Aryeh And Associates
Financial Statements
Statement of Changes in Partners Equity
As of and for the Year-Ended December 31, 2018

	2018 Partners' Equity
Balances, January 1	311,152
Net income	19,320
Partner contributions	33,070
Partner distributions	(23,000)
Balances, December 31	$ 340,542

The accompanying notes are an integral part of these financial statements.

Raphael Aryeh And Associates
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 19,320
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	5,755
(Increase) decrease in:	
Accounts receivable	18,463
Accrued expenses	(1,750)
Net cash provided by operating activities	41,788
Cash flows from financing activities:	
Partner contributions	33,070
Partner distributions	(23,000)
Net cash provided by financing activities	10,070
Net increase in cash	51,858
Cash and cash equivalents at beginning of period	244,288
Cash and cash equivalents at end of period	$ 296,146

The accompanying notes are an integral part of these financial statements.

9

Raphael Aryeh And Associates
Notes to Financial Statements
As of and for the Year-Ended December 31, 2018

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Raphael Aryeh & Associates (a partnership) ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in the state of New York in 1978.

The Company's business is limited to selling mutual funds on an application basis, selling variable life insurance or annuities and advisory fees.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2018, the Company had no uninsured cash balances.

Revenue and Cost Recognition

Commissions from the sale of mutual funds and variable annuities and 12b-1's are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

Investment Advisory Fees

Investment advisory services are provided by the Company. Fees are billed annually and are based on a percentage applied to the customer's assets under management. Revenue for services is recognized at end of service term, since a) service obligation is completed in full at that time, and b) payment of fee is pending customer satisfaction at the end of the term of service.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and

Note 1 – Summary of Significant Accounting Policies - continued

equipment is provided utilizing the straight line method over the estimated useful lives of the related assets.

Income Taxes

The Company files its income tax returns as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is included in the income tax returns of the individual partners. Accordingly, no provision is made for income taxes in the financial statements.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its partners will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal and state income tax examination. As such, the Company's income tax returns for the years ended December 31, 2015, 2016 and 2017 respectively, are subject to possible federal and state examinations, generally three years after they are filed.

Recently Adopted Accounting Pronouncements:

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year end.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Business Concentrations

The Company earned revenue for investment advisory fees from three major customers that accounted for 65% of revenue for the year.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2018, the Company had excess net capital of $290,188 and a net capital rate of .0032 to 1.

Note 3 – Property and Equipment

Property and equipment consists of:

Vehicle	$ 28,773
Total Vehicle at Cost	28,773
Less: Accumulated depreciation	(8,633)
Vehicle, net	$ 20,140

Depreciation expense was $5,755 for the year ended December 31, 2018.

Note 4 – Related Party

The Company had transactions with its general partner throughout the year. These transactions included payments of bills by the general partner from his personal accounts treated as contributions of capital, and charges for utilities, vehicle and other expenses that amounted to $13,070 for the year ended December 31, 2018.

Note 5 – Commitments and contingencies

Raphael Aryeh & Associates does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 6 – Subsequent Events

In preparing these financial statements, management of the Company has evaluated events and transactions for potential recognition or disclosure through March 12, 2019, the date the financial statements were available to be issued.

Schedule I

Raphael Aryeh And Associates
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Computation of Net Capital
Computation of Net Capital Requirement

Computation of basic net capital requirements:	
Total member's equity qualified for net capital	$ 340,542
Deductions:	
Non-allowable assets	
Accounts receivable	25,214
Vehicle (net of accumulated depreciation)	20,140
Total non-allowable assets	45,354
Net capital before haircuts and securities positions	295,188
Haircuts:	
	-
	-
Net capital	295,188
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($958)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	$ 5,000
Excess net capital	$ 290,188

Computation of Reconciliation of Net Capital

There were no material differences existing between the above computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2018. Accordingly, no reconciliation is necessary.

Schedule II

Raphael Aryeh And Associates
Computation of Aggregate Indebtedness Under Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2018

Computation of Aggregate Indebtedness

Total aggregate indebtedness			
Accrued expenses			$ 958
Aggregate indebtedness			$ 958
Percentage of indebtedness to net capital			0.32%

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners'
of Raphael Aryeh & Associates

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Raphael Aryeh & Associates identified the following provisions of 17 C.F.R. §15c3-3(k) under which Raphael Aryeh & Associates claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Raphael Aryeh & Associates stated that Raphael Aryeh & Associates met the identified exemption provisions throughout the most recent fiscal year without exception. Raphael Aryeh & Associates' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Raphael Aryeh & Associates' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 12, 2019

Raphael Aryeh and Associates
INDEPENDENT FINANCIAL SERVICES
141-51 72ND CRESCENT FLUSHING, NEW YORK 11367 (718) 263-4852
MEMBER: NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
SECURITIES INVESTOR PROTECTION CORP. (SIPC)

March 7, 2019

Ohab and Company, P.A.
100 Sybelia Avenue, Suite 130
Maitland, FL 32751

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Raphael Aryeh and Associates,

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. We have met the identified exemption from January 1, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Raphael Aryeh

RAPHAEL ARYEH
GENERAP PARTNER
RAPHAEL ARYEH AND ASSOCIATES.